File number 82 - 524

82-34640

FRIENDS PROVIDENT

Friends Provident plc
Pixham End, Dorking, Surrey RH4 1QA
Telephone 0870 6083678 Fax 01306 654991

RECEIVED
2006 MAR 28 A 11:50
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Securities and Exchange Commission
Office of International Corporate Fin[redacted]
Mail Stop 3-2
450 Fifth Street, N.W.
Washington DC 20549

13 March 2006

06011943

SUPPL

Dear Sir

Friends Provident plc - File number 82 - 524

I enclose recent releases to the London Stock Exchange, since our last submission to you: -

17 Feb 2006	Treasury Stock
6 Mar 2006	Treasury Stock
7 Mar 2006	Director/PDMR Shareholding

Should you require any assistance, please do not hesitate to contact me by email to jenni.horn@friendsprovident.co.uk.

Yours sincerely

Ms. Jenni Horn
Senior Company Secretariat Assistant

Enc.

PROCESSED
MAR 28 2006
THOMSON
FINANCIAL

Regulatory Announcement

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RECEIVED
2006 MAR 28 A 11:50
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Company	Friends ProvidentPLC
TIDM	FP.
Headline	Treasury Stock
Released	15:13 17-Feb-06
Number	PRNUK-1702

Treasury Shares

17 February 2006

Friends Provident plc announces that following the transfer of 39,609 treasury shares from the Treasury Shares Account to option holders of the Friends Provident plc ShareSave Scheme and the Friends Provident plc Executive Share Option Scheme, the issued share capital of the Company is 2,139,144,959 ordinary shares of 10p each of which 39,798,818 shares are held in treasury.

This announcement does not constitute, or form part of, an offer or any solicitation of an offer to purchase or subscribe for securities in any jurisdiction.

Enquiries: Gordon Ellis, Group Secretary 01306 653087

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Regulatory Announcement

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Company	Friends ProvidentPLC
TIDM	FP.
Headline	Treasury Stock
Released	09:25 06-Mar-06
Number	PRNUK-0603

Treasury Shares

6 March 2006

Friends Provident plc announces that following the transfer of 54,547 treasury shares from the Treasury Shares Account to option holders of the Friends Provident plc ShareSave Scheme and the Friends Provident plc Executive Share Option Scheme, the issued share capital of the Company is 2,139,144,959 ordinary shares of 10p each of which 39,744,271 shares are held in treasury.

This announcement does not constitute, or form part of, an offer or any solicitation of an offer to purchase or subscribe for securities in any jurisdiction.

Enquiries: Gordon Ellis, Group Secretary 01306 653087

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Regulatory Announcement

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Company	Friends ProvidentPLC
TIDM	FP.
Headline	Director/PDMR Shareholding
Released	15:44 07-Mar-06
Number	PRNUK-0703

Treasury Shares and notification of interests of directors/persons discharging managerial responsibility and connected persons pursuant to DR 3.1.4 R(1)(a) and DR 3.1.4 R(1)(b)

7 March 2006

Friends Provident plc announces the transfer of 18,874 treasury shares to the Trustees of the Friends Provident plc Share Incentive Plan (SIP) at a price of £2.076 per share on 6 March 2006 to satisfy its obligation to issue shares to SIP participants in February 2006. The Company has received notification from the following persons discharging managerial responsibilities, including the executive directors of the Company, that of the 18,874 shares acquired by the Trustees, they have each acquired shares through the SIP as follows:

DIRECTORS

Name	Shares Purchased on 6 March 2006	Shares beneficially held following purchase
A R G Gunn	60	38,961
K Satchell	60	32,156

OTHER PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY

Name	Shares Purchased on 6 March 2006	Shares beneficially held following purchase
S J Clamp	60	3,463
A P Jackson	60	7,199
J R McIver	60	7,687
R Sepe	60	5,143
J Stevens	60	9,498
P T Tunnicliffe	60	8,638

Executive directors of Friends Provident plc participating in the SIP are to be regarded as interested in 9,958 shares out of the 2,015,337 shares held by the trustees of the SIP.

Following the transfer of the above treasury shares, the issued share capital of the Company is 2,139,144,959 ordinary shares of 10p each of which 39,725,397 shares are held in treasury.

Enquiries: Gordon Ellis, Group Secretary 01306 653087

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